July 27, 2009

Mr. Daniel Morris

Attorney - Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.

Form 10-K for the fiscal year ended May 25, 2008

Filed July 17, 2008

File No. 001-13666

Dear Mr. Morris:

We are responding to your follow-on comment letter dated June 9, 2009 (“Comment Letter”) that replied to our letter dated May 4, 2009 (the “Second Response Letter”). The Comment Letter concerns the Darden Restaurants, Inc. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 25, 2008 that was filed on July 17, 2008, and the Schedule 14A Proxy Statement that was filed on August 4, 2008 (“Proxy Statement”). We appreciate the Staff’s further comments. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your Comment Letter. For ease of reference, the Staff’s comments appear in boldface immediately preceding the Company’s responses.

Schedule 14A Proxy Statement

Annual Cash Incentive, page 39

1.	We note your response to prior comment 1. In the first paragraph under “Disclosure of Concept Targets Would Cause Completive Harm,” you state that your concepts “are not subsidiaries or operating companies.” However, we note that your disclosure on page 40 of the proxy identifies Olive Garden as an operating company. Please reconcile your response to our prior comment 1 with your disclosure in the proxy.

The prior use of the term “operating company” in reference to Darden’s restaurant concepts was not intended to convey that they are subsidiaries, incorporated entities or otherwise distinct operating companies. Accordingly, we will avoid the term “operating company” in future filings.

2.

We note that your disclosure in the proxy suggests that MIP targets relate only to the Olive Garden and the company overall. However, your response to prior comment 1 suggests that targets are also set for some or all of your “concepts”, including Red Lobster and LongHorn. Please tell us whether the “concept” targets for your named executive officers are limited to the Olive Garden. If they are not, please reconcile that information with your disclosure in the proxy statement.

MIP targets that relate to our concepts are not limited to Olive Garden. The concept-based MIP targets discussed in the CD&A depend on the NEOs included in the particular year’s proxy statement. The concept, if any, for which a named executive officer has primary responsibility, is identified by brand name. For the 2008 proxy statement, the only NEO whose MIP award included a concept-based component was an Olive Garden executive. For the 2009 proxy statement, the MIP awards for two NEOs will include a concept-based component. In future years, it is possible that no NEOs will be included in our filings that received MIP awards with concept-based components. Except for those years, we will revise our disclosure in future filings to make clearer that concept-based MIP targets are set for all our concepts, even though not applicable to all NEOs for that year.

Long-Term Incentives, page 42

3.	We understand your response to prior comment 2 to mean that you will disclose in future filings the six different total annual sales growth targets and the corresponding sales multiple for each target. If true, please confirm that our understanding is accurate. In addition, please confirm that you will also disclose your actual total annual sales growth for the fiscal period.

The Company confirms that it will disclose the six different total annual sales growth ranges and corresponding sales multiples for each range in the 2009 proxy statement and any other future filings to which they are applicable (which is not currently anticipated for the reasons discussed in our response to comment 6 below). In addition, the Company confirms that it will disclose the actual total annual sales growth for the fiscal period.

4.	Please confirm that you will disclose in future proxy statements the performance stock unit vesting formula (set forth in the first paragraph of your response to prior comment 2) and the vesting percentage for performance stock units awarded to the named executive officers.

The Company confirms that it will disclose in the 2009 proxy statement and any other future proxy statements to which it is applicable, the performance stock unit (“PSU”) vesting formula (as set forth in the Second Response Letter) and the vesting percentage of PSUs awarded to named executive officers.

5.	You state that you will disclose in future filings the possible ROGI Multiples for the fiscal period. Please also confirm that you will disclose the actual ROGI Multiple.

The Company confirms that it will disclose in the 2009 proxy statement and any other future filings to which it is applicable, the possible ROGI Multiples. The Company does not intend to disclose the actual ROGI Multiple for the reasons set forth in the Second Response Letter and in the response to comment 6 below. In addition, the Company advises the Staff supplementally that none of the ROGI metrics had any application in fiscal 2009 because the minimum sales growth target for vesting was not achieved. Regardless of the actual ROGI Multiple, under the formula referenced in your comment 4 above, the vesting percentage for fiscal 2009 of PSUs held by the named executive officers was zero.

6.	Please provide additional analysis explaining why you believe that disclosure of the specific ROGI target and the ROGI In Excess of Hurdle rate would provide competitors with insights that would not otherwise be available to your competitors as a result of your proposed disclosure. We note for instance, that you would be required to explain the significance of the ROGI Multiple in the proxy statement and that investors would be able to evaluate that Multiple.

Please explain why you believe that disclosure of the ROGI target and ROGI In Excess of Hurdle rate for the relevant period would cause a competitive harm if disclosure of the ROGI Multiple does not. In your response, we request that you address, to the extent applicable, how the disclosure of performance targets might allow your competitors to extrapolate sensitive information about the company’s earnings growth. Please also describe, to the extent applicable, how disclosure of the performance targets along with the company’s other publically available information, might allow your competitors to acquire importation relating to your past or present business plan or provide insight regarding your business strategies. You should discuss with specificity how a competitor might deconstruct the target numbers to ascertain confidential commercial or financial information. Refer to Instruction 4 of Item 402(b) or Regulations S-K.

As noted above in our response to your comment 5, the ROGI-related aspects of the vesting of PSUs were irrelevant in fiscal 2009, because the sales growth threshold for PSU vesting was not achieved. In any event, the ROGI result could have affected the vesting percentage only modestly (plus or minus 25%), if at all, confirming the Company’s position set forth in the Second Response Letter that disclosure of the ROGI target, the ROGI in Excess of Hurdle and the actual ROGI Multiple is not material information. More significantly, the Company has redesigned its PSU program commencing in fiscal 2010 by, among other things, establishing targets based on the Company’s achievement of sales growth and earnings per share growth and not based on ROGI in any way. The Company confirms it will disclose information concerning changes to its PSU program for fiscal 2010 to the extent material to an understanding of the Company’s compensation program, in accordance with Instruction 2 to Item 402(b) of Regulation S-K.

Even if the Staff believes that the now discontinued (and in fiscal 2009, irrelevant) ROGI information is material in the context of the Company’s executive compensation policies and decisions, the Company reaffirms its position and reasoning set forth in the Second Response Letter that disclosure of this information, regardless of materiality, would result in competitive harm to the Company. Our industry is intensely competitive. There are numerous competitors of all sizes in national, regional and local markets, and we compete with them on, among other things, menu offerings, restaurant concept, location, and price points, as discussed in the Second Response Letter and in our Form 10-Ks and other filings. We believe that the Second Response Letter reasonably articulated, under the standards for confidentiality elaborated by the courts under the Freedom of Information Act, 5 U.S.C.A. §552(b)(4), how disclosure of specific targets relating to both our PSU program and our MIP along with the Company’s other publically available information, would provide competitors important information and insights relating to our past and present business plan and strategies.

* * * * *

We hope that this letter has been responsive to the Staff’s comments. As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to this matter. Please do not hesitate to contact the undersigned at 407-245-6566, Cindy Swinson, Vice President and Division General Counsel at 407-245-4424 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811, if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ Paula J. Shives
Paula J. Shives
Senior Vice President, Secretary and General Counsel